UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2026

Commission File Number: 001-41115

GENENTA SCIENCE S.P.A.

(Translation of registrant’s name into English)

Via dell’Annunciata 31

20121 Milan, Italy

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

This Report on Form 6-K is incorporated by reference into the registrant’s registration statement on Form S-8 (File No. 333-278392).

Other Events

Nasdaq Minimum Bid Price Deficiency

On October 16, 2026, Genenta Science S.p.A. (the “Company”) received a notification letter from the Listing Qualifications Department of The Nasdaq Stock Market LLC (“Nasdaq”) indicating that the Company is not in compliance with the minimum bid price requirement set forth in Nasdaq Listing Rule 5550(a)(2). The notification was issued because the closing bid price of the Company’s American Depositary Shares (“ADSs”) was below $1.00 per ADS for 30 consecutive business days, from September 3, 2026 through October 15, 2026. Pursuant to Nasdaq Listing Rule 5810(c)(3)(A), the Company has been granted an initial compliance period of 180 calendar days, until April 14, 2027, to regain compliance with the minimum bid price requirement. The notification has no immediate effect on the listing or trading of the Company’s ADSs on the Nasdaq Capital Market.

As previously disclosed in the Company’s Report on Form 6-K furnished to the U.S. Securities and Exchange Commission on July 31, 2026, at the Company’s Extraordinary Shareholders’ Meeting held on July 29, 2026, the Company’s shareholders approved a reverse stock split of the Company’s ordinary shares at a ratio within a range of one new ordinary share for every ten to twenty existing ordinary shares, and authorized the Board of Directors of the Company to determine, within 12 months from the date of the meeting, whether to implement the reverse stock split and, if so, the specific ratio and effective date. The Company intends to continue monitoring the closing bid price of its ADSs and evaluate available options to regain compliance in a timely manner, which may include implementing the reverse stock split, if necessary. Although the Company will use all reasonable efforts, there can be no assurance that it will regain compliance within the applicable compliance period or otherwise remain in compliance with other Nasdaq continued listing requirements.

On October 21, 2026, the Company issued a press release announcing receipt of the Nasdaq notification. A copy of the press release is furnished as Exhibit 99.1 to this Report on Form 6-K and is incorporated herein by reference.

Exhibit Index

Exhibit Number	Description
99.1	Press Release dated October 21, 2026, regarding Nasdaq minimum bid price deficiency notification.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

GENENTA SCIENCE S.P.A.

By:	/s/ Pierluigi Paracchi
Name:	Pierluigi Paracchi
Title:	Chief Executive Officer

Dated: October 21, 2026